UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008

OR

[_]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _________________ to ________________________

Commission file number:  1-15467

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Vectren Corporation Retirement Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive officer:

Vectren Corporation
One Vectren Square
Evansville, Indiana 47708

TABLE OF CONTENTS

                                                        Page

Report of Independent Registered Public Accounting Firm                    1

Financial Statements
   Statements of Net Assets Available for Benefits                           2
   Statements of Changes in Net Assets Available for Benefits                      3
   Notes to Financial Statements                                        4-10

Supplementary Information
   Form 5500, Schedule H, Part IV, Line 4i – Schedule of Assets (held at end of year)        11

Signatures                                               12

Index of Exhibits                                            13

Note:    The accompanying financial statements have been prepared for the purpose of filing with Form 5500. Supplemental schedules required by the Department of Labor's rules and regulations for reporting and disclosure under the Employee Retirement Income Security Act of 1974, other than the schedule listed above, are omitted because of the absence of the conditions under which they are required.

 REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Investment Committee of the Vectren Corporation Retirement Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the Vectren Corporation Retirement Savings Plan as of December 31, 2008 and 2007, and the related statements of changes in net assets available for benefits for each of the years in the three year period ended December 31, 2008.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Vectren Corporation Retirement Savings Plan as of December 31, 2008 and 2007, and the changes in net assets available for benefits for each of the years in the three year period ended December 31, 2008, in conformity with U.S. generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule of assets (held at end of year) as of December 31, 2008, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the United States Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The supplemental schedule is the responsibility of the Plan’s management.  The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ McGladrey & Pullen LLP
McGLADREY & PULLEN LLP

Peoria, Illinois
June 26, 2009

VECTREN CORPORATION

RETIREMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

($ In Thousands)

	At December 31,
	2008	2007

ASSETS
Investments, at fair value
Shares of registered investment companies- mutual funds	$ 73,690	$ 107,801
Vectren Corporation Common Stock Fund	22,709	26,079
Common trust fund - fully benefit-responsive investment contracts	19,765	18,118
Participants’ loans	2,793	2,840
Total investments	118,957	154,838

Net assets available for benefits, at fair value	118,957	154,838

Adjustment from fair value to contract value for investments in common trust fund, related to fully benefit responsive
investment contracts	186	(106)

NET ASSETS AVAILABLE FOR BENEFITS	$ 119,143	$ 154,732

The accompanying notes are an integral part of these financial statements.

VECTREN CORPORATION

RETIREMENT SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

($ in Thousands)
	Year Ended December 31,
	2008	2007	2006

(DEDUCTIONS) ADDITIONS TO NET ASSETS ATTRIBUTED TO:
Investment (loss) income:
Dividend, interest, and other income	$ 5,976	$ 9,100	$ 6,499
Net (depreciation) appreciation in fair value of investments	(45,936)	(564)	8,810

Total investment income	(39,960)	8,536	15,309

Contributions:
Employee	8,475	8,539	8,260
Employer	4,176	3,907	3,693
Total contributions	12,651	12,446	11,953

OTHER DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
Benefits paid to participants	8,269	10,777	12,029
Fees paid to trustee	11	12	7

Total other deductions	8,280	10,789	12,036

Net (decrease) increase	(35,589)	10,193	15,226

NET ASSETS AVAILABLE FOR PLAN BENEFITS

Beginning of year	154,732	144,539	129,313

End of year	$ 119,143	$ 154,732	$ 144,539

The accompanying notes are an integral part of these financial statements.

Vectren Corporation Retirement Savings Plan

Notes to Financial Statements

Note 1.                 Plan Description

A.  General
The Vectren Corporation Retirement Savings Plan (the Plan) is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA) as amended.  The Plan's sponsor, Vectren Corporation (Vectren or the Company), serves as the plan administrator. Vectren, an Indiana corporation, is an energy holding company headquartered in Evansville, Indiana.  An Investment Committee has been appointed by the Company’s Board of Directors to administer the Plan.  The following description of the Plan provides only general information.  With the exception of Miller Pipeline Corporation and Energy Systems Group, LLC, all of Vectren’s wholly owned subsidiaries participate in the Plan.  Participants should refer to the Summary Plan Description and/or Plan document for a more complete description of the Plan provisions.

B.  Participation
Non-bargaining unit employees who have completed at least one hour of service and who are expected to complete 1,000 hours of service during their first year of employment are eligible to participate in the Plan.  Non-bargaining unit employees who are not expected to meet the 1,000 hours of service threshold are eligible to participate after completing one year of Period Service, as defined in the Plan document.  Bargaining unit employees who have completed at least one hour of service and who are expected to complete 1,000 hours of service during their first year of employment are eligible to participate in the Plan on the applicable coverage date as defined in the Plan.  Bargaining unit employees who are not expected to meet the 1,000 hours of service threshold are eligible to participate after completing one Year of Service, as defined in the Plan document.

C.  Participant Accounts
Each participant’s account is credited with the participant’s contributions and allocations of the Company’s contribution and plan earnings, and charged with an allocation of administrative expenses.  Allocations of are based on participant earnings or account balances, as defined.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

D.  Contributions and Vesting
Contributions are subject to limitations as defined in the Internal Revenue Code (IRC) and are invested in 5 percent increments in the Vectren Corporation Common Stock Fund, a common trust fund, and twenty-one mutual funds, as directed by participants.  Plan participants may elect to contribute from 1 percent to 50 percent in whole percentages, of their eligible compensation, as defined in the Plan document.  Employees who become eligible to participate in the Plan subsequent to December 1, 2004, automatically have 3 percent of their eligible compensation contributed to the Plan.  Such contributions are invested in fund options that consider the participants’ estimated retirement date.  The participant can elect any other contribution percentage, including zero percent, and any other investment option.

Additionally, bargaining unit participants may contribute more than 50 percent of any performance pay and any guaranteed annual payment earned by the employee.  Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.  Participants are vested immediately in their contributions plus actual earnings thereon.

Generally, the Company is required to match 50 percent of the first 6 percent of eligible compensation contributed by all non-bargaining unit employees.  Most participants also receive an additional required 3 percent contribution on eligible compensation; however, certain participants in the Plan prior to March 30, 2000 declined the additional 3 percent contribution in lieu of rights available under other qualified retirement plans.  Certain employees of Vectren’s nonregulated operations also do not receive the additional 3 percent contribution.  Non-bargaining unit participants vest ratably in the Company’s contribution portion of their account in 20 percent increments over five years.

Vectren Corporation Retirement Savings Plan

Notes to Financial Statements

Note 1.                 Plan Description (Continued)

For bargaining unit employees, the Company’s required  matching contribution depends on the negotiated collective bargaining arrangement, but is generally 50 percent of the first 4 percent or 5 percent of eligible compensation.  The Company's matching contribution for bargaining unit employees covered under the Utility Workers Union of America, Local 175 (UWUA) agreement is limited to $1,000 per year.  Additionally, the Company will contribute an annual contribution for employees covered under the UWUA according to an agreed upon schedule as defined in the Plan document.  Bargaining unit participants vest ratably in the Company’s contribution portion of their accounts in 20 percent increments over five years, except for non-matching contributions which vest after five years of service.

E.  Payment of Benefits
Upon termination, retirement, or disability, participants have the option to receive either a lump sum distribution equal to the value of their vested account balance, or periodic installments over a period not to exceed 10 years, unless benefits are less than $5,000.  If benefits are less than $5,000, participants can either receive a lump sum distribution or roll funds over into an Individual Retirement Account or other qualified plan.  Also, if a lump sum distribution is received, the participant or beneficiary may elect to receive their existing investments in the Vectren Corporation Common Stock Fund in whole shares with fractional shares paid in cash.

Upon death of a participant, the beneficiary will continue to receive benefits if the participant was already receiving benefit payments.  If the participant had not begun receiving benefit payments, the beneficiary will receive a lump sum distribution of the participant's account balance within 5 years of the participant's death unless an election was made to distribute the participant's account balance in equal installments over a period not greater than 10 years to the beneficiary.  If the beneficiary is the participant's spouse, an election can be made not to begin distributions before the participant would have reached age 70-1/2.

Once an employee reaches age 59-1/2 and has completed 5 years of service, the employee can withdraw the partial or full value of his/her account at any time without penalty.  Prior to age 59-1/2, an employee can withdraw employee contributions and employer matching and discretionary contributions if the employee satisfies certain hardship requirements as defined in the Plan.  The benefits paid are limited to the amount necessary to satisfy the immediate financial need of the participant and are only available after the participant has obtained all other distributions and loans available under the Plan.  After a hardship withdrawal is processed, the participant is suspended from making salary reduction contributions for a period of twelve consecutive months beginning the date the funds were distributed.

F.  Forfeited Accounts and Excess Contributions
For the years ended December 31, 2008, 2007 and 2006, approximately $256,000, $114,000 and $173,000 of forfeited non-vested accounts were used to reduce employer contributions, respectively.  At December 31, 2008 and 2007, the amount of forfeited non-vested accounts was not significant.  Contributions made to the Plan by and for the benefit of highly compensated employees may be returned to them when the Plan fails discrimination testing. Such excess contributions during the years presented have not been significant.

G.  Participant Loans
Participants may borrow up to 50 percent of the vested amount of their account balance up to $50,000 with a minimum borrowing of $1,000.  Loans bear interest at a fixed rate of the Prime rate plus 1 percent as determined by the Plan and are collateralized by the participant’s remaining balance in his/her account.  The loan repayment period cannot be less than 1 year or greater than 5 years, except when the loan proceeds were used to acquire a participant’s principal residence.  Approved loans are charged a $50 fee which is deducted from the participant's account and is paid to the trustee.  A participant may have no more than one active loan outstanding.  Loan payments, both principal and interest, are made ratably though bi-monthly payroll deductions.

Vectren Corporation Retirement Savings Plan

Notes to Financial Statements

Note 1.                 Plan Description (Continued)

H.  Party-in-Interest Transactions
The Plan invests in shares of mutual funds managed by T. Rowe Price.  T. Rowe Price is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.   Fees paid by the Plan to T. Rowe Price amounted to $11,000, $12,000, and $7,000 for the years ended December 31, 2008, 2007 and 2006, respectively.  Such fees include loan origination fees paid by Plan participants to T. Rowe Price, and those fees totaled $5,550, $5,400, and $5,650 for the years ended December 31, 2008, 2007 and 2006, respectively.  The Plan also invests in shares of common stock of the Plan’s sponsor, Vectren.  Additionally, Vectren performs certain services at no cost to the Plan and pays certain trustee fees and record keeping costs for the benefit of the Plan.

I.  Plan Termination
While it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  Upon partial or total termination of the Plan, the participants would become fully vested in their employer contributions.

J.  Voting Rights of Vectren Corporation Common Stock Fund Participants
Each participant who has an account balance in the Vectren Corporation Common Stock Fund is entitled to direct the Trustee as to the manner of voting at each meeting of shareholders for all shares of Vectren Corporation common stock (including fractional shares), represented by the value of the participant's interest in the Vectren Corporation Common Stock Fund.

K.  Vectren Corporation Common Stock Fund Source of Funding
While the Company has the option to issue new shares to plan participants, during the years presented, the Plan met participant share requirements through open market purchases.

Note 2.                 Summary of Significant Accounting Policies

A.  Basis of Accounting
The financial statements of the Plan are prepared on the accrual basis of accounting.  Investment contracts held by a defined contribution plan are required to be reported at fair value.  However, contract value is the relevant measurement attributable for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Statement of Net Assets Available for Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit- responsive investment contracts from fair value to contract value. The Statement of Changes in Net
Assets Available for Benefits is prepared on a contract value basis.

B.  Investment Valuation and Income Recognition
The Plan provides for various investment options in investment securities.  The Plan reports these securities at fair value.  Fair value is an estimate of the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  The methods used to estimate the fair value of investments are described in Note 5.

The Plan’s investments are exposed to various risks, such as interest rate and market volatility risks. Due to the level of risk associated with investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such a change could materially affect the amounts reported in the Statement of Net Assets Available for Benefits.  Because of the inherent difficulty of estimating interest rate and market risks, the methods used to estimate fair value may not always be indicative of actual net realizable value and different methodologies could produce different fair value estimates at the reporting date.

Vectren Corporation Retirement Savings Plan

Notes to Financial Statements

Note 2.                 Summary of Significant Accounting Policies (Continued)

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis.   Dividends are recorded on the ex-dividend date.  Net (depreciation) appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

C.  Payment of Benefits
Benefits are recorded when paid.

D.  Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein and disclosure of contingent assets and liabilities.  Actual results could differ from those estimates.

Note 3.                 Investments

The following table presents the fair value of investments at December 31, 2008 and 2007.  Investments that represent 5 percent or more of the Plan's net assets are separately identified:

($ in thousands)		2008	2007

1)	Vectren Corporation Common Stock Fund	$ 22,709	$ 26,079
1)	T. Rowe Price
3)	Stable Value Common Trust Fund	19,765	18,118
	Equity Income Fund	11,031	17,798
	Balanced Fund	9,116	13,012
	Growth Stock Fund	8,464	14,428
4)	PIMCO Total Return Fund	7,558	**
2)	Other investments less than 5% of net assets	37,521	62,563
	Participants' loans	2,793	2,840

	Total investments	$ 118,957	$ 154,838
1) A  party-in-interest to the Plan

2)  T. Rowe Price (TRP) is a party-in-interest to the Plan.  The Plan held (in thousands) $241and $298 in TRP’s Retirement 2005 Fund; $3,317 and $4,796 in TRP’s Retirement 2010 Fund; $4,488 and $5,705 in TRP’s Retirement 2015 Fund; $4,751 and $6,604 in TRP’s Retirement 2020 Fund; $3,335 and $3,954 in TRP’s Retirement 2025 Fund; $2,367 and $3,165 in TRP’s Retirement 2030 Fund;  $1,177 and $1,383 in TRP’s Retirement 2035 Fund; $1,693 and $2,365 in TRP’s Retirement 2040 Fund; $841 and $753 in TRP’s Retirement 2045 Fund; $10 and $8 in TRP’s Retirement 2050 Fund; $8 and $1 in TRP’s Retirement 2055 Fund; $59 and $77 in TRP’s Retirement Income Fund; and $4,090 and $6,310 in TRP’s Equity Index 500 Fund; as of December 31, 2008, and 2007, respectively.

3)  The TRP Stable Value Common Trust Fund is stated at fair value for all years presented. The contract value of the TRP Stable Value Common Trust Fund was $19,951 and $18,012 at December 31, 2008 and 2007, respectively.

4)  Did not meet 5 percent threshold in 2007.

Vectren Corporation Retirement Savings Plan

Notes to Financial Statements

Note 3.                      Investments (Continued)

During the years ended December 31, 2008, 2007 and 2006, the Plan's investments, including realized and unrealized gains and losses on investments, (depreciated) appreciated in value as follows:

($ in thousands)	2008	2007	2006

Mutual Funds	$ (42,422)	$ (1,258)	$ 7,723
Vectren Corporation Common Stock Fund	(3,514)	694	1,087

Total (depreciation) appreciation	$ (45,936)	$ (564)	$ 8,810

Note 4.                 Benefit Responsive Investment Contract

The Plan has a benefit responsive investment contract with T. Rowe Price in relation to the T. Rowe Price Stable Value Common Trust Fund (the CTF).  The CTF maintains participant directed contributions that are credited with earnings and charged for participant withdrawals and expenses.  The CTF is contractually obligated to repay principal and a specified interest rate that is guaranteed to Plan participants.  The fair value of the CTF investment is different than the value at which Plan participants purchase and sell CTF units or engage in other permitted transactions.  The value at which Plan participants initiate CTF transactions is called “contract value.”  Contract value, rather than fair value, is therefore the relevant financial statement measure for the CTF.  Certain events, however, could limit the CTF’s ability to transact at contract value with Plan participants; however, those events are not considered probable by the Plan Sponsor.  In accordance with FASB Staff Position AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans, which the plan adopted as of December 31, 2006, the Plan reports its CTF investment at fair value with a corresponding adjustment to contract value.  Contract value is cost plus accrued income minus redemptions.

Because the CTF initiates transactions at fair value and values its ending assets at fair value, but transacts with Plan participants at contract value, it is possible for the return credited to Plan participants to differ from the CTF’s actual return.  As of December 31, 2008 and 2007, the Plan’s average yield credited to participants was 4.23 percent and 4.89 percent, respectively.  As of December 31, 2008 and 2007, the average yield earned by the CTF based on actual earnings was 4.84 percent and 4.93 percent, respectively.

Note 5.                 Fair Value Measurements

Financial Accounting Standards Board (FASB) Statement No. 157, Fair Value Measurements (FAS 157), defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles (GAAP), and expands disclosures about fair value measurements.  SFAS 157 does not require any new fair value measurements; however, the standard impacts how other fair value based GAAP is applied.  The Plan adopted SFAS 157 on January 1, 2008.  The adoption did not materially impact the Plan’s net assets available-for-benefits or changes in net assets available-for-benefits.  The framework for measuring fair value defines a hierarchy for disclosing fair value measurements based primarily on the level of public data used in determining fair value (input types).  Level 1 inputs include quoted market prices in active markets for identical assets or liabilities; Level 2 inputs include inputs other than Level 1 inputs that are directly or indirectly observable; and Level 3 inputs include unobservable inputs using estimates and assumptions developed in-house, which reflect what a market participant would use to determine fair value. The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.  Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Vectren Corporation Retirement Savings Plan

Notes to Financial Statements

Note 5.                 Fair Value Measurements (Continued)

The Plan’s valuation methodology used to measure the fair values of common stock and mutual funds were derived from quoted market prices or net asset values as these instruments have active markets.  The common trust fund (CTF) is primarily comprised of guaranteed investment contracts (GICs) and synthetic investment contracts (SICs) which represented approximately 12% and 79%, respectively, of the fair value of the CTF’s invested assets as of December 31, 2008.  Fair value of GlCs is determined by discounting the scheduled future payments under the contract using a market rate for contracts with maturities comparable to the average remaining life of the contract being valued.  Fair value of the assets underlying the SICs, consisting primarily of fixed income portfolios of government and corporate debt securities and T. Rowe Price Managed Bond Trust units which represented approximately 73% and 27%, respectively, of the fair value of the SIC’s investment contracts as of December 31, 2008, is generally determined by the market value at the close of business on the valuation date.  Such debt securities generally are traded in the over-the-counter market and those with original maturities of one year or more at the time of acquisition are valued at prices furnished by dealers who make markets in such securities or by an independent pricing service, which considers the yield or price of bonds of comparable quality, coupon, maturity, and type, as well as prices quoted by dealers who make markets in such securities.  Debt securities with remaining maturities of less than one year at the time of acquisition generally use amortized cost to approximate fair value.  However, if amortized cost is deemed not to reflect fair value, the securities are valued at prices furnished by dealers who make markets in such securities or by an independent pricing service. Investments in mutual funds and other collective trusts, such as those offered by banks and trust companies are valued at such fund’s or trust’s closing net asset value per share or unit, respectively, on the valuation date.  The fair value of participant loans is estimated to approximate their unamortized cost which includes unobservable (Level 3) market data.  All participant loans mature by the end of 2033, have interest rates ranging from 4.25 percent to 10 percent, and are collateralized by vested account balances of borrowing participants. There have been no changes in the methodologies used at December 31, 2008.

Investments measured at fair value consisted of the following input types as of December 31, 2008:

($ in thousands)	Level 1	Level 2	Level 3	Total
Common stock	$ 22,709	$ -	$ -	$ 22,709
Mutual funds	73,690	-	-	73,690
Common trust funds	-	19,765	-	19,765
Participant loans	-	-	2,793	2,793
Total investments measured at fair value	$ 96,399	$ 19,765	$ 2,793	$ 118,957

The table below sets forth a summary of changes in the fair value of the Plan’s Level 3 assets for the year ended December 31, 2008:

($ in thousands)	Participant Loans
Balance as of January 1, 2008	$ 2,840
Issuances	1,117
Repayments & settlements	(1,164)
Balance as of December 31, 2008	$ 2,793

Vectren Corporation Retirement Savings Plan

Notes to Financial Statements

Note 6.                 Tax Status

The Company received its last determination letter on December 3, 2003, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the IRC.  The Plan has been amended since receiving the 2003 determination letter. In the opinion of the Investment Committee, the Plan is designed, and is currently being operated, in compliance with the applicable requirements of the IRC.

Note 7.                 Reconciliation between Financial Statements and Form 5500

A reconciliation of net assets available-for-benefits per the financial statements at December 31, 2008 and 2007, to Form 5500 follows:

($ in thousands)	2008	2007

Net assets available for benefits per the financial statements	$ 119,143	$ 154,732
Adjustment between fair value and contract value
related to fully benefit-responsive investment
contracts held by common trust fund	(186)	106

Net assets available for benefits per the Form 5500	$ 118,957	$ 154,838

A reconciliation of net investment (loss) income per the financial statements for the years ended December 31, 2008, 2007 and 2006 to Form 5500 follows:

($ in thousands)	2008	2007	2006

Total investment (loss) income per the financial statements	$ (39,960)	$ 8,536	$ 15,309
Adjustment between fair value and contract value
related to fully benefit-responsive investment
contracts held by common trust fund	(292)	256	(150)

Total investment (loss) income per the Form 5500	$ (40,252)	$ 8,792	$ 15,159

Note 8.                 Subsequent Event

The Plan was amended effective April 6, 2009 to restrict participants’ investment in the Vectren Corporation Common Stock Fund.  The Plan Administrator established that no more than 10 percent of a participant’s future contribution can be contributed to the Vectren Corporation Common Stock Fund.  In addition, if a participant’s account has a 10 percent or greater investment in the Vectren Corporation Common Stock Fund, the participant cannot make asset transfers into that Fund until that portion of their balance is less than 10 percent of the total.

SCHEDULE H
VECTREN CORPORATION

RETIREMENT SAVINGS PLAN

SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS HELD AT END OF YEAR

AS OF DECEMBER 31, 2008

EIN (35-2086905)

(a)	(b)	(c)	(d)	(e)
	Identity of Issuer, Borrower, Lessor, or Similar Party	Description of Investment, including maturity date, rate of interest, collateral, par or maturity value	Cost	Current Value

*	Vectren Corporation	Common Stock Fund (VVC; 908,003 shares)	N/A	$ 22,709,150
*	T. Rowe Price	Stable Value Common Trust Fund (19,950,668 shares)	N/A	19,765,000
*	T. Rowe Price	Equity Income Fund (PRFDX; 645,836 shares)	N/A	11,030,864
*	T. Rowe Price	Balanced Fund (RPBAX; 648,813 sahres)	N/A	9,115,806
*	T. Rowe Price	Growth Fund (PRGFX; 439,901 shares)	N/A	8,463,680
*	T. Rowe Price	Retirement 2020 Fund (TRRBX; 427,612 shares)	N/A	4,750,755
*	T. Rowe Price	Retirement 2015 Fund (TRRGX; 540,756)	N/A	4,488,261
*	T. Rowe Price	Equity Index 500 Fund (PREIX; 168,656 shares)	N/A	4,089,900
*	T. Rowe Price	Retirement 2025 Fund (TRRHX; 420,083 shares)	N/A	3,335,445
*	T. Rowe Price	Retirement 2010 Fund (TRRAX; 295,904 shares)	N/A	3,317,077
*	T. Rowe Price	Retirement 2030 Fund (TRRCX; 212,098 shares)	N/A	2,367,004
*	T. Rowe Price	Retirement 2040 Fund (TRRDX; 152,805 shares)	N/A	1,693,063
*	T. Rowe Price	Retirement 2035 Fund (TRRJX;151,063 shares)	N/A	1,176,769
*	T. Rowe Price	Retirement 2045 Fund (TRRKX; 113,972 shares)	N/A	841,101
*	T. Rowe Price	Retirement 2005 Fund (TRRFX; 27,893 shares)	N/A	240,982
*	T. Rowe Price	Retirement Income Fund (TRRIX; 5,751 shares)	N/A	59,340
*	T. Rowe Price	Retirement 2050 Fund (TRRMX; 1,686 shares)	N/A	10,443
*	T. Rowe Price	Retirement 2055 Fund (TRRNX; 1,352 shares)	N/A	8,277
	PIMCO	Total Return Fund (PTRAX; 745,377 shares)	N/A	7,558,109
	Rainer	Small-Mid Cap Fund (RIMSX; 157,415 shares)	N/A	3,171,908
	Dreyfus/The Boston Co.	Small Cap Value Fund (STSVX; 191,205 shares)	N/A	2,822,169
	William Blair	International Growth Fund (WBIGX; 208,120 shares)	N/A	2,730,520
	Dodge & Cox	International Stock Fund (DODFX; 110,452 shares)	N/A	2,418,892
*	Participants	Loans, interest rates from 4.25% to 10.0%,
		with maturity of 1 to 25 years	N/A	2,792,485
				$ 118,957,000

*      Represents a party-in-interest to the Plan.
N/A-   Not applicable, participant directed plan.

Vectren Corporation Retirement Savings Plan

Notes to Financial Statements

Pursuant to the requirements of the Securities Exchange Act of 1934, the Vectren Corporation Investment Committee has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

VECTREN CORPORATION
RETIREMENT SAVINGS PLAN

Dated June 26, 2009

/s/ Robert L. Goocher
Robert L. Goocher, Vice President and Treasurer of
Vectren Corporation and Chairman of the Vectren
Corporation Investment Committee

Vectren Corporation Retirement Savings Plan

Notes to Financial Statements

Vectren Corporation Retirement Savings Plan
2007 Form 11-K
Attached Exhibits

The following Exhibits were filed electronically with the SEC with this filing.

Exhibit Number	Document

23.1	Consent of Independent Registered Public Accounting Firm